

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

<u>**VIA E-mail**</u>
Mr. Gary T. Krenek
Senior Vice President and Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

> Re: **Diamond Offshore Drilling, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Response Dated May 8, 2015**
> **File No. 001-13926**

Dear Mr. Krenek:

We have reviewed your May 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Estimates, page 29

Property, Plant and Equipment, page 29

1.   Your response to prior comment 2 explains that market fundamentals in the oil and gas industry have continued to deteriorate and that the dramatic decline in oil prices led many of your customers or potential customers to announce additional significant cutbacks to their 2015 capital spending plans. It appears that similar factors regarding the impact of depressed market conditions are noted in your filing on Form 10-K. We also note the disclosure in your Form 10-K stating that you expect adverse market conditions to continue through 2015 and likely into 2016 or even longer. Please tell us about the assumptions underlying your impairment analysis as of December 31, 2014 compared to March 31, 2015, including with regard to your expectations for rig utilization and

dayrates, and provide us with additional detail regarding recent changes to the existing service potential for your drilling rigs. As part of your response, please specifically address how market conditions changed during the first quarter of 2015. Refer to FASB ASC 360-10-35-29 through 360-10-35-33.

2. We note that seven of the twelve mid-water semisubmersibles in your rig fleet were impaired in the first quarter of 2015. Please tell us how you concluded that the entire fleet of mid-water semisubmersible rigs was not impaired. As part of your response, please tell us whether rigs for which an impairment charge was not recognized are currently under contract and the term of each contract. For mid-water semisubmersible rigs not currently under contract, tell us when you expect these rigs will return to work.

You may contact Donald F. Delaney, Senior Staff Accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief